Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2023

Financial Highlights

For the three months ended March 31, 2023, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $71.2 million, operating income of $17.7 million and net loss of $1.3 million.

•	Generated Adjusted EBITDA of $45.4 million (1)

•	Reported $52.4 million in available liquidity, which included cash and cash equivalents of $52.4 million at March 31, 2023.

Other Partnership Highlights and Events

•	Fleet operated with 100% utilization for scheduled operations in the first quarter of 2023 and 96.6% utilization taking into account the scheduled drydocking of the Carmen Knutsen in the first quarter of 2023.

•	On April 13, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended March 31, 2023 paid on May 11, 2023, to all common unitholders of record on April 27, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended March 31, 2023 in an aggregate amount equal to $1.7 million.

•	The Partnership has secured credit approval from its lending group on similar terms concerning the refinancing of its $320 million senior secured credit facility and its $55 million revolving credit facility which mature in September 2023 and which are secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen. The refinancings are anticipated to close in June 2023 and remain subject to execution of definitive documentation and other customary closing conditions.

•	The $172.5 million senior secured loan facilities maturing in September 2023 and January 2024, which are secured by the Dan Cisne and Dan Sabia, respectively, will be fully repaid on maturity. There are no plans to incur additional borrowings secured by these two vessels until such time as the Partnership has better visibility on the vessels’ future employment.

•	The Partnership remains in discussions and negotiations with its lenders concerning the Partnership’s two $25 million unsecured revolving credit facilities that mature in August 2023 and November 2023. Management continues to believe that both facilities will be refinanced on acceptable and similar terms prior to maturity.

•	On March 28, 2023, a new time charter party for the Fortaleza Knutsen was signed with Transpetro for a firm period of three years. The vessel was delivered to Transpetro under this new time charter contract on March 30, 2023, directly after the expiration of the then-existing bareboat charter, also with Transpetro. The vessel’s employment is now fixed until around March 2026.

•	On April 11, 2023, a new time charter party for the Recife Knutsen was signed with Transpetro for a firm period of three years. The vessel will be delivered to Transpetro under this new time charter contract on or around August 3, 2023, directly after the expiration of the current bareboat charter, also with Transpetro. The vessel’s employment is now fixed until around August 2026.

•	The Windsor Knutsen was delivered to Shell on January 11, 2023, commencing on a fixed one-year charter, with Shell also having an option to extend the charter by one further year.

•	The Bodil Knutsen commenced a time charter contract with a subsidiary of the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) on March 7, 2023 at a reduced charter rate and on a fixed-term basis that is expected to expire on or around December 31, 2023. This time charter contract will expire in time for delivery of the vessel to Equinor in the fourth quarter of 2023 or the first quarter of 2024, for an initial fixed time charter contract of two years, with charterer’s options to extend the charter by two further one-year periods.

•	The Hilda Knutsen continues to operate under a time charter contract with Knutsen NYK at a reduced charter rate and which now expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice. The Partnership is continuing to market the vessel for new, third-party time charter employment.

•	The Torill Knutsen performed a number of spot voyages in January and February 2023 and, since March 1, 2023, the vessel has operated under a time charter to Knutsen NYK on a fixed-term basis that expires on or around December 31, 2023 at a reduced charter rate. The Partnership is continuing to market the vessel for new, third-party time charter employment.

•	The Ingrid Knutsen was redelivered to the Partnership from its previous charterer on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. On February 17, 2023, the Partnership entered into a new fixed ten-month time charter contract with Altera, which commenced on March 2, 2023. As previously announced, the vessel has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years.

•	The Tordis Knutsen has been operating under a time charter agreement with a subsidiary of TotalEnergies, which commenced on September 10, 2022 and, following TotalEnergies taking their final charter option in February 2023, now expires in June 2023, at which time she is expected to be delivered to Shell to commence on a three-year charter.

•	The Lena Knutsen has been operating under a time charter agreement with a subsidiary of TotalEnergies, which commenced on August 21, 2022 and, following TotalEnergies taking their final charter option in January 2023, now expires in August 2023, at which time she is expected to be delivered to Shell to commence on a three-year charter.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “Following good progress made in recent months, the Partnership has now secured employment across the fleet for the vast majority of 2023. Alongside our operating results and strong utilization in the first quarter, and buoyed by longer term shuttle tanker fundamentals, we have secured credit approval on similar terms for the refinancing of our $320 million senior secured credit facility and the $55 million revolving credit facility which mature in September 2023 and which provide secured financing for six of our vessels. We anticipate closing these facilities in June 2023 subject to execution of definitive documentation and other customary closing conditions. This leaves only two $25 million unsecured revolving credit facilities still to be addressed this year, ahead of their maturities in the third and fourth quarters of 2023 and for which we have already started discussions with our lenders.

The encouraging trends that we have previously highlighted in Brazil are continuing to exert positive pressure on the shuttle tanker charter market. We believe that the limited multi-year orderbook of only 5 vessels between now and 2026, combined with significant new offshore oil production volumes coming online, will drive charters and rates, both in Brazil and in the North Sea. Our progress in signing charters will support strong utilization for our fleet and provide us with better near-term clarity on cashflows, however we recognize that the North Sea market may take longer to re-balance, meaning that new charters and an improving picture may yet take several quarters to filter into the Partnership's results.

The Partnership continues to believe that the supportive fundamentals of vessel supply set against the faster pace of new offshore oil production implied by continuing FPSO ordering for shuttle tanker-serviced fields, will leave the Partnership well placed over the coming years. In the interim, the Partnership is focused on securing further charter coverage and maintaining a conservative, long-term-oriented approach to managing the business, with a view to ensuring that our unitholders’ can benefit from anticipated market improvements.”

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

Total revenues were $71.2 million for the three months ended March 31, 2023 (the “first quarter”), compared to $71.6 million for the three months ended December 31, 2022 (the “fourth quarter”). The revenues in the first quarter were affected by a decrease in time charter and bareboat revenues compared to the fourth quarter, which was partly offset by an increase in voyage revenues and loss of hire insurance recoveries in the first quarter. The Torill Knutsen and the Ingrid Knutsen performed several spot voyages until the beginning of March 2023, when they both commenced new time charters.

Vessel operating expenses for the first quarter of 2023 were $19.4 million, a decrease of $0.4 million from $19.8 million in the fourth quarter of 2022. Operating expenses and commission related to spot voyages is not included in vessel operating expenses and were $4.7 million in the first quarter of 2023, compared to $2.8 million in the fourth quarter of 2022.

Depreciation was $27.7 million for the first quarter, a decrease of $0.1 million from $27.8 million in the fourth quarter.

General and administrative expenses were $1.7 million for the first quarter compared to $1.6 million for the fourth quarter.

As a result, operating income for the first quarter was $17.7 million, compared to $19.6 million for the fourth quarter.

Interest expense for the first quarter was $17.4 million, an increase of $2.0 million from $15.4 million for the fourth quarter. The increase is mainly due to an increase in the US dollar LIBOR rate.

The realized and unrealized loss on derivative instruments was $2.3 million in the first quarter, compared to realized and unrealized gain of $1.7 million in the fourth quarter. The unrealized non-cash element of the mark-to-market loss was $5.3 million for the first quarter, compared to an unrealized gain of $0.9 million for the fourth quarter. The unrealized mark-to-market loss for the first quarter consisted of a loss related to interest rate swaps of $5.3 million.

As a result, net loss for the first quarter of 2023 was $1.3 million compared to a net income of $6.0 million for the fourth quarter of 2022.

Net income for the first quarter of 2023 decreased by $28.1 million to a net loss of $1.3 million from net income of $26.8 million for the first quarter of 2022.

Operating income for the first quarter of 2023 increased by $0.2 million to $17.7 million, compared to operating income of $17.5 million in the first quarter of 2022. The increase is mainly due to higher utilization of the fleet, income related to spot voyages and the inclusion of the Synnøve Knutsen in the first quarter of 2023, offset by voyage related expenses and increased depreciation cost. Total finance expense for the first quarter of 2023 increased by $28.7 million to $19.2 million, compared to a finance income of $9.5 million for the first quarter of 2022, mainly due to an increase in interest expense and moving from a realized and unrealized gain on derivative instruments in the first quarter of 2022 to a loss in the first quarter of 2023, which in turn was driven primarily by changes in the fair value of the Partnership's interest rate swaps.

Operational Review

The Partnership’s vessels operated throughout the first quarter of 2023 with 100% utilization for scheduled operations, and 96.6% utilization taking into account the scheduled drydocking of the Carmen Knutsen which was offhire for 55 days in the first quarter of 2023.

In June 2022, during a scheduled repair and general inspection of the steering gear on the Lena Knutsen, excessive and abnormal wear was found. At March 31, 2023, an amount of $0.7 million representing a claim under the Partnership’s hull and machinery insurance was recognized in the accounts.

In September 2022, a hydraulic leak from a bow thruster was identified on the Windsor Knutsen, and the vessel was placed offhire from September 29, 2022 to October 31, 2022. However, except for deductible amounts under the policies, loss of hire insurance is expected to provide income potentially lost due to the incident, and hull and machinery insurance is expected to cover the majority of any costs incurred to repair the vessel. At March 31, 2023, an amount of $1.0 million representing a claim under the Partnership’s hull and machinery insurance was recognized in the accounts.

The Tove Knutsen was offhire from October 14, 2022 to October 25, 2022 for repairs related to the vessel’s port crane. At March 31, 2023, an amount of $0.2 million representing a claim under the Partnership’s hull and machinery insurance was recognized in the accounts.

The Synnøve Knutsen was offhire from October 14, 2022 to November 1, 2022 for repairs related to a leak from the vessel’s controllable pitch propeller. At March 31, 2023, an amount of $0.3 million representing a claim under the Partnership’s hull and machinery insurance was recognized in the accounts. In addition, an amount of $0.9 million representing a claim under the Partnership’s loss of hire insurance was recognized in the accounts as of March 31, 2023, of which $0.2 million was received.

The Carmen Knutsen commenced her journey to Europe in December 2022 for her planned ten-year special survey drydocking and installation of a ballast water treatment system, all of which was successfully concluded on February 24, 2023, when the vessel returned to Brazil and continued on her time charter with Repsol Sinopec. Total offhire days related to the drydock were 74.

Financing and Liquidity

As of March 31, 2023, the Partnership had $52.4 million in available liquidity, which consisted of cash and cash equivalents of $52.4 million. The Partnership’s revolving credit facilities are fully drawn and mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of March 31, 2023 were $1,041.8 million ($1,036.2 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the first quarter of 2023 was approximately 2.02% over LIBOR.

As of March 31, 2023, the Partnership had entered into various interest rate swap agreements for a total notional amount of $448.0 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2023, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 2.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2023, the Partnership’s net exposure to floating interest rate fluctuations was approximately $353.3 million based on total interest-bearing contractual obligations of $1,041.8 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $188.1 million, less interest rate swaps of $448.0 million, and less cash and cash equivalents of $52.4 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,041.8 million as of March 31, 2023 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2023	$9,971	$60,222	$280,906	$351,099
2024	13,804	41,178	63,393	118,375
2025	14,399	33,109	136,583	184,091
2026	15,060	18,822	219,521	253,403
2027	15,751	—	—	15,751
2028 and thereafter	119,120	—	—	119,120
Total	$188,105	$153,331	$700,403	$1,041,839

The Partnership has secured credit approval from its lending group on similar terms concerning the refinancing of its $320 million senior secured credit facility and its $55 million revolving credit facility which mature in September 2023 and which are secured by the Windsor Knutsen, Bodil Knutsen, Fortaleza Knutsen, Recife Knutsen, Carmen Knutsen and Ingrid Knutsen. The refinancings are anticipated to close in June 2023 and remain subject to execution of definitive documentation and other customary closing conditions.

The $172.5 million senior secured loan facilities maturing in September 2023 and January 2024, which are secured by the Dan Cisne and Dan Sabia respectively, will be fully repaid on maturity through a scheduled balloon payment of $8 million per facility. There are no plans to incur additional borrowings secured by these two vessels until such time as the Partnership has better visibility on the vessels’ future employment.

The Partnership remains in discussions and negotiations with its lenders concerning the Partnership’s two $25 million unsecured revolving credit facilities that mature in August 2023 and November 2023. Management continues to believe that both facilities will be refinanced on acceptable and similar terms prior to maturity.

Distributions

On April 13, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended March 31, 2023 paid on May 11, 2023, to all common unitholders of record on April 27, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2023 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

Another vessel, Sindre Knutsen, was delivered to Knutsen NYK in August 2022 from the yard in Korea and will commence on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Management Transition

As previously announced on April 10, 2023, Gary Chapman, the Partnership’s Chief Executive Officer and Chief Financial Officer, has given notice that he intends to resign from his roles at the Partnership in order to pursue an opportunity outside of the shuttle tanker sector. Mr. Chapman will remain available to assist the Partnership in his current roles for up to six months in order to provide the Partnership with time to find and appoint a suitable successor and to ensure a smooth transition.

Effective April 1, 2023, the Partnership’s general partner appointed Mr. Yasuhiro Fukuda to replace Mr. Junya Omoto, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), on the Partnership’s Board of Directors.

Outlook

At March 31, 2023, the Partnership’s fleet of eighteen vessels had an average age of 8.9 years, and the Partnership had charters with an average remaining fixed duration of 2.2 years with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.2 years on average. The Partnership had $688 million of remaining contracted forward revenue at March 31, 2023, excluding charterer’s options but including the new charter for the Recife Knutsen to Transpetro which was signed on April 11, 2023.

The Partnership’s earnings for the second quarter of 2023 will be affected by the scheduled ten-year special survey drydocking of the Brasil Knutsen which went offhire on May 21, 2023, and is currently expected to return back onhire around the end of June 2023. The Partnership was able to secure a cargo voyage from Brazil to Europe for the Brasil Knutsen thus avoiding the majority of bunker fuel costs in transit to the drydock yard. The Partnership’s earnings for the second quarter of 2023 will also be affected by the scheduled ten-year special survey drydocking of the Hilda Knutsen which is currently due to commence around June 26, 2023, and the time charters of the Bodil Knutsen, the Hilda Knutsen and the Torill Knutsen to Knutsen NYK, all of which are at a reduced charter rate, absent alternative third party contracts.

Petrobras and other operators in Brazil have continued to progress their offshore deepwater oil production plans with further updates announced, in particular by Petrobras in respect of its multiple FPSO developments. The market for shuttle tankers in Brazil, where fourteen of our vessels operate, as a result is well-balanced, with an expectation of further strengthening over the coming quarters and years, supported by a limited newbuild order book and oil production projects that on average remain viable at a long-term Brent oil price of $35 per barrel.

North Sea shuttle tanker demand remained dampened in the first quarter of 2023 as a result of production and project delays that occurred at the onset of the COVID-19 crisis, which saw customers postpone a number of production projects as a result of uncertainty around future oil demand and pricing. With these projects all now back underway, we expect the shuttle tanker demand supply imbalance that is currently persisting in the North Sea to be eliminated over time, however we still expect this imbalance may persist at least throughout 2023.

The nature of the variables involved make forecasting the specific timing of the rebalancing in the North Sea market more difficult. However, we continue to seek out opportunities and, with the support of our sponsor Knutsen NYK, we are making progress to manage our path forward, having achieved almost full contract coverage for 2023 together with many vessels fixed for further years.

Although we prioritize longer-term time charter contracts, we will continue to consider employing any open vessels in a combination of short-term shuttle tanker and or spot conventional opportunities as we look towards rebuilding our forward visibility on earnings. Although much remains to be done, we continue to work hard to secure new charter coverage, and with only five shuttle tankers scheduled to deliver into the global fleet before the end of 2025, and with anticipated higher future demand driven by oil production increases in both Brazil and the North Sea, the Partnership believes that the medium and long-term outlook for the shuttle tanker market remains favorable.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Friday, May 26, 2023 at 9:30 AM (Eastern Time) to discuss the results for the First Quarter of 2023. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 953896.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

May 25, 2023

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2023	December 31, 2022	March 31, 2022
Time charter and bareboat revenues	$62,933	$66,084	$65,187
Voyage revenues (1)	7,254	4,689	—
Loss of hire insurance recoveries	911	758	—
Other income	82	83	9
Total revenues	71,180	71,614	65,196
Vessel operating expenses	19,443	19,820	20,061
Voyage expenses and commission (2)	4,696	2,814	—
Depreciation	27,729	27,785	25,937
General and administrative expenses	1,650	1,606	1,698
Total operating expenses	53,518	52,025	47,696
Operating income	17,662	19,589	17,500
Finance income (expense):
Interest income	683	472	2
Interest expense	(17,369)	(15,358)	(6,725)
Other finance expense	(72)	(103)	(209)
Realized and unrealized gain (loss) on derivative instruments (3)	(2,310)	1,663	16,357
Net gain (loss) on foreign currency transactions	(136)	81	67
Total finance income (expense)	(19,204)	(13,245)	9,492
Income (loss) before income taxes	(1,542)	6,344	26,992
Income tax benefit (expense)	245	(317)	(212)
Net income (loss)	(1,297)	6,027	26,780
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,009	33,754
Class B units (4)	252	289	543
General Partner units	640	640	640

(1)	Voyage revenues are revenues unique to a particular spot voyage.
(2)	Voyage expenses and commission are expenses unique to a particular spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2023	December 31, 2022	March 31, 2022
Realized gain (loss):
Interest rate swap contracts	$3,006	$1,229	$(1,852)
Foreign exchange forward contracts	—	(502)	—
Total realized gain (loss):	3,006	727	(1,852)
Unrealized gain (loss):
Interest rate swap contracts	(5,272)	(282)	18,209
Foreign exchange forward contracts	(44)	1,218	—
Total unrealized gain (loss):	(5,316)	936	18,209
Total realized and unrealized gain (loss) on derivative instruments:	$(2,310)	$1,663	$16,357

(4)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of March 31, 2023, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2023	At December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$52,351	$47,579
Amounts due from related parties	2,523	1,998
Inventories	3,501	5,759
Derivative assets	14,221	15,070
Other current assets	13,841	15,528
Total current assets	86,437	85,934

Long-term assets:
Vessels, net of accumulated depreciation	1,608,038	1,631,380
Right-of-use assets	2,084	2,261
Derivative assets	9,955	14,378
Total Long-term assets	1,620,077	1,648,019
Total assets	$1,706,514	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,265	$4,268
Accrued expenses	9,399	10,651
Current portion of long-term debt	373,033	369,787
Current lease liabilities	719	715
Current portion of derivative liabilities	44	—
Income taxes payable	258	699
Current portion of contract liabilities	272	651
Prepaid charter	—	1,504
Amount due to related parties	1,316	1,717
Total current liabilities	390,306	389,992

Long-term liabilities:
Long-term debt	663,145	686,601
Lease liabilities	1,364	1,546
Deferred tax liabilities	156	424
Deferred revenues	3,230	3,178
Total long-term liabilities	667,895	691,749
Total liabilities	1,058,201	1,081,741
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	550,095	553,922
Class B unitholders (1)	3,871	3,871
General partner interest	10,039	10,111
Total partners’ capital	564,005	567,904
Total liabilities and equity	$1,706,514	$1,733,953

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of March 31, 2023, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands)	Common	Class B	General Partner	Other Comprehensive	Total Partners'	Convertible Preferred
Three Months Ended March 31, 2022 and 2023	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income (loss)	24,250	370	460	—	25,080	1,700
Other comprehensive income	—	—	—	—	—	—
Conversion of Class B (one-eighth) to common units (1)	1,327	(1,327)	—	—	—	—
Cash distributions	(17,528)	(306)	(333)	—	(18,167)	(1,700)
Consolidated balance at March 31, 2022	$576,811	$8,190	$10,619	$—	$595,620	$84,308

Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(2,942)	—	(55)	—	(2,997)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of March 31, 2022, 168,270 of the Class B Units had converted to common units. As of March 31, 2023, 420,675 of the Class B Units had converted to common units. No Class B Units were converted in the first quarter of 2023.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$(1,297)	$26,780
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	27,729	25,937
Amortization of contract intangibles / liabilities	(379)	(304)
Amortization of deferred debt issuance cost	598	600
Drydocking expenditure	(2,905)	(7,398)
Income tax (benefit) expense	(245)	212
Income taxes paid	(414)	(58)
Unrealized (gain) loss on derivative instruments	5,316	(18,209)
Unrealized (gain) loss on foreign currency transactions	(12)	(45)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(525)	(189)
Decrease (increase) in inventories	2,259	(556)
Decrease (increase) in other current assets	1,688	(6,063)
Decrease (increase) in accrued revenue	—	427
Increase (decrease) in trade accounts payable	997	2,191
Increase (decrease) in accrued expenses	(1,253)	4,278
Increase (decrease) prepaid charter	(1,504)	(6,186)
Increase (decrease) in amounts due to related parties	(401)	(3,130)
Net cash provided by operating activities	29,651	18,287

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(1,430)	(173)
Net cash used in investing activities	(1,430)	(173)

FINANCING ACTIVITIES
Repayment of long-term debt	(20,807)	(19,302)
Cash distributions	(2,602)	(19,868)
Net cash used in financing activities	(23,409)	(39,170)
Effect of exchange rate changes on cash	(40)	50
Net increase (decrease) in cash and cash equivalents	4,772	(21,006)
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$52,351	$41,287

(1)	Included in net income is interest paid amounting to $16.6 million and $6.3 million for the three months ended March 31, 2023 and 2022, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,
(U.S. Dollars in thousands)	March 31, 2023 (unaudited)	December 31, 2022 (unaudited)
Net income (loss)	$(1,297)	$6,027
Interest income	(683)	(472)
Interest expense	17,369	15,358
Depreciation	27,729	27,785
Income tax expense (benefit)	(245)	317
EBITDA	42,873	49,015
Other financial items (a)	2,518	(1,641)
Adjusted EBITDA	$45,391	$47,374

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•	market trends in the production of oil in the North Sea, Brazil and elsewhere;
•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;
•	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

•	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies, inflation and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	recoveries under KNOT Offshore Partners’ insurance policies;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impact of the Russian war with Ukraine;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
•	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.